SICHENZIA ROSS FRIEDMAN FERENCE LLP
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November 23, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Derek Swanson, Esq.
            Mail Stop 3561

       Re:   Walker Financial Corporation (the "Company")
             Amendment No. 4 to Form SB-2
             File No. 333-122776

             Form 10-KSB for the year ended December 31, 2003
             Forms 10-QSB for the quarter ended September 30, 2004 File No. 0-28173

Dear Mr. Swanson:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 4 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from Amendment No. 2 to the Registration Statement ("Amendment No. 2"). The Registration Statement was filed on February 11, 2005. By letter dated November 15, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on Amendment No. 3 and the Form 10-QSB for the three months ended September 30, 2004 and the three months ended September, 2004, and the Form 10-KSB for the years ended December 31, 2004 and 2003 (together, the "34 Act Reports ") (Commission File No. 0-13215). Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

         General

1. You state that you issued shares of common stock to Vantage Group under a Form S-8 filed on April 21, 2004. Please provide us with an analysis of why you were eligible to use Form S-8 to issue shares of common stock to Vantage Group For instance, explain why you believe the transaction meets the "natural person" requirement under General Instruction A. 1(a)(1)(i) of Form S-8. In addition, we note your statement in Section 3 .2 of your agreement with Vantage Group, that
"Vantage is an Investment Banking firm and maintains relationships with registered Broker/Dealers and will enable contact between the Company [Walker] and such professionals to facilitate transactions among them. Vantage will use its ' [sic] business contacts in the brokerage community to assist the Company in establishing relationships with securities dealers on a regular and continuous basis" In light of these statements, discuss why the issuance of shares of common stock to Vantage Group under Form S-8 is not in connection with Vantage's direct or indirect promotion or maintaining of a market for your securities See General Instruction A.1(a)(1)(n) of Form S-8.

The Company has been advised that The Vantage Group Ltd. ("Vantage") is owned by a single individual who conducts his business through this entity. With respect to an individual who performs services for the Company through a wholly-owned corporate alter ego, the Company is permitted to contract with and register securities on Form S-8 as compensation to that corporate entity. See e.g. Footnote 18 to Release No. 33-7506, Registration of Securities on Form S-8 (Feb. 17, 1998).

The statements that you refer to in the agreement are boiler-plate provisions that were included by Vantage in its consulting agreement. The services to be provided by Vantage under this agreement were unrelated to a direct or indirect relationship to promote or maintain a market in the Company's securities nor in connection with the offer or sale of securities in a capital raising transaction as set forth in Section 6.7 of the agreement, which states in relevant part:

      6.7.1: Vantage has not agreed with the Company, in this Agreement or any other agreement, verbal or written, to guarantee market makers in any specific security or securities that the Company has an interest.

      6.7.2. That any payments herein are in no way related to or conditional upon Vantage participating in any capital raising activities.

      6.7.3. That no payments made herein to Vantage are for the purpose of affecting the price of any security or influencing any market maker functions, including, but not limited to, bid/ask quotations, retail securities activities or for the submission of any application to make a market. The Company advises the Staff that Vantage has engaged in no capital raising activities on behalf of the Company and has not, directly or indirectly, promoted or maintained a market for the Company's securities

   Recent Developments page 20

2. Revise the "Recent Sales of Unregistered Securities" section to discuss the issuances of warrants in September 2005 in accordance with Item 701 of Regulation S-B.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See page II-4 of the Amendment.

   Consolidated Financial Statements, page F-1

   Age of Financial Statements

3. Please update the financial statements and MD&A to include the interim period September 30, 2005, as required by Item 3 10(g) of Regulation S-B.

The Company has updated the financial statements and MD&A as required.

Consents of accountants

4. Include a currently dated and signed consent of the independent accountants in each amendment to the Form SB-2. Refer to Item 302 of Regulation S-X.

An updated consent has been included in the Registration Statement.

Form 10-KSB/A for the fiscal year ended December 31, 2004 and Forms 10-QSB for the quarters ended September 30, 2005, June 30, 2005, March 31, 2005, and September 30, 2004


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

5. We note that you amended your Form l0-KSB for the fiscal year ended December 31, 2004, but did not accompany that filing with a response letter filed on EDGAR as correspondence, and did not respond to many of our outstanding comments on your Form SB-2 and periodic reports. Please amend that Form 10-KSB, as well as your Forms 10-QSB for the quarters ended September 30, 2004, March 31, 2005, and June 30,2005 to comply with all of our comments as applicable

The Company advises the Staff that it is in the process of finalizing amendments to the 34 Act Reports. These documents will be file shortly.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

                                              Very truly yours,

                                              /s/ Louis A. Brilleman
                                              Louis A. Brilleman


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